Exhibit 99.1

SUZANO S.A.

Publicly-Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME): 16.404.287/0001-55

Company Registration (NIRE): 29.300.016.331

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER 1st, 2022

1.	Date, Time and Place: The Board of Directors (“Board”) met on December 1st, 2022, at 10:30 a.m., at the branch office of Suzano S.A. (“Company”) located at Avenida Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo.

2.	Attendance: The following Directors attended the meeting: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Ana Paula Machado Pessoa (Director), Gabriela Feffer Moll (Director), Maria Priscila Rodini Vansetti Machado (Director), Paulo Rogerio Caffarelli (Director), Paulo Sergio Kakinoff (Director) and Rodrigo Calvo Galindo (Director). Also attended this meeting, as all the executive officers of the company, Mr. João Vitor Zocca Moreira and Mrs. Silvia Krueger Pela.

3.	Chairman and Secretary: The meeting was chaired by Mr. David Feffer and Mrs. Silvia Krueger Pela acted as secretary.

4.	Agenda: To resolve on the Annual Budget of the Company for the fiscal year 2023.

5.	Presentation and discussions on the agenda: Mr. João Vitor Zocca Moreira and the executive officers of the Company presented to the Board the proposed Annual Budget of the Company for fiscal year 2023, including, among other items, the Opex and Capex amounts. The proposed Annual Budget was reviewed by the Management and Finance Committee of the Company, which recommended its approval by the Board of Directors. After the presentation was concluded, clarifications were provided to the Directors about the topics covered and, since no objections against what was presented or clarified were made, the following resolutions were taken.

6.Minutes in Summary Form: The Directors unanimously approved the drawing up of these minutes in summary form.

7.Resolutions:

7.1. Pursuant to article 14(h) of the Bylaws of the Company, the Directors, unanimously and without any restrictions, approved the proposed Annual Budget for fiscal year 2023, as per the draft filed at the registered office of the Company, and the executive officers were authorized to invest and spend the amounts as envisaged in the Budget.

8.	Closing: There being no further business, the meeting was closed. The minutes of the meeting was drafted, read and approved by all the Directors present.

São Paulo, SP, December 1st, 2022.

__________________________ David Feffer Chairman of the meeting and Chairman of the Board of Directors	__________________________ Silvia Krueger Pela Secretary
____________________________ Daniel Feffer Vice-Chairman of the Board of Directors	_____________________________ Nildemar Secches Vice-Chairman of the Board of Directors
_____________________________ Ana Paula Machado Pessoa Director	_____________________________ Gabriela Feffer Moll Director

______________________________ Maria Priscila Rodini Vansetti Machado Director	_____________________________ Paulo Rogerio Caffarelli Director
_____________________________ Paulo Sergio Kakinoff Director	_____________________________ Rodrigo Calvo Galindo Director